

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of
JCRA Financial LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JCRA Financial LLC (a Delaware limited liability company) (the "Company") as of September 30, 2019, the related statements of income and comprehensive loss, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JCRA Financial LLC as of September 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JCRA Financial LLC's management. Our responsibility is to express an opinion on JCRA Financial LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JCRA Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3   has been subjected to audit procedures performed in conjunction with the audit of JCRA Financial LLC's financial statements. The supplemental information is the responsibility of JCRA Financial LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as JCRA Financial LLC's auditor since 2010.

KBL, LLP

KBL, LLP
New York, NY
November 20, 2019

535 Fifth Avenue, 30th Floor, New York, NY 10017
212.785.9700

JCRA FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2019
(IN U.S. DOLLARS)

ASSETS

Cash	$	436,265
Accounts receivable, net		155,571
Receivable from related parties		646,044
Prepaid expenses and other		53,342
Furniture and computer equipment, net of accumulated depreciation of $69,487		10,869
Total assets	$	1,302,091

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	126,731
Accounts payable to related parties		118,635
Total Liabilities		245,366
Members' equity:		
Contributed capital		1,782,000
Accumulated deficit		(724,250)
Accumulated other comprehensive loss		(1,025)
Total members' equity		1,056,725
Total liabilities and members' equity	$	1,302,091

The accompanying notes are an integral part of these financial statements.

JCRA FINANCIAL LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2019
(IN U.S. DOLLARS)

1. ORGANIZATION AND NATURE OF BUSINESS

JCRA Financial LLC (the "Company") was organized as a Limited Liability Company on November 21, 2008 in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on September 2, 2009 and began operations on September 4, 2009, the Central Registration Depository ("CRD") membership effective date. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a majority-owned subsidiary of JCRA Group Limited (the "Parent") a company organized and based in the United Kingdom. JCRA Group Limited's primary UK operating company, J.C. Rathbone Associates Limited, is regulated by the UK's Financial Conduct Authority ("FCA"). On September 8, 2015, the Parent formed another subsidiary, JCRA Canada, Inc, in order to provide similar services in Canada. On August 25, 2017, the Company became a wholly owned subsidiary when it purchased the outstanding minority interests.

The Company provides strategic advisory services regarding business operations and investment banking transactional services, including structured finance advisory services and pricing execution. To date, the Company has not recognized any transaction-based compensation (i.e. commissions) or performed services relating to any principal trading activity.

Recent Issued Accounting Pronouncements
The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns. However, the Company is subject to state and local taxes.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting basis
The Company uses the accrual basis of accounting for financial statements and income tax reporting. Accordingly, revenues are recognized when services are rendered, and expenses realized when the obligation is incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company provides strategic advisory services under time and material agreements with customers. Revenue under these agreements is recognized and billed as services are performed.

Accounts Receivable
Accounts receivable are stated at the amounts management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. As of September 30, 2019, the Company has recorded an allowance of $67,218 for any potential non-collection.

Concentrations of Credit Risk
The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Fair Values of Financial Instruments
Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid and other current assets, accounts payable and accrued expenses, and accounts payable to related parties, approximate fair value because of the short maturity of those instruments.

(IN U.S. DOLLARS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Transactions

The Company's functional currency and its reporting currency is the United States dollar. Transactions denominated in any currency other than the functional currency are converted into United States dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of revenue and expense transactions. Monetary assets and liabilities are revalued into the reporting currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to accumulated other comprehensive loss. Non-monetary assets and liabilities are recorded in the reporting currency using the historical exchange rate.

The Company does not engage in hedging activities to offset the risk of exchange rate fluctuations on financial transactions denominated in a foreign currency. The transactions are translated into U.S. dollars on the Company's financial statements. Any unrealized gain or loss due to spot rate fluctuations in included in Accumulated Other Comprehensive Loss.

Fixed Assets

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the following useful lives:

Computer and office equipment	3 years
Furniture and fixtures	7 years

Depreciation expense for the period ended September 30, 2019 was $11,881.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At September 30, 2019, the Company had net capital of $190,900 which was $174,542 in excess of the FINRA minimum net capital requirement of $16,358.

4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended September 30, 2019, three customers accounted for 31% of the Company's revenues. These customers accounted for 23% of accounts receivable as of September 30, 2019. Major customers are those that account for more than 9% of revenue.

(IN U.S. DOLLARS)

5. COMMITMENTS AND CONTINGENCIES

Litigation
The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, the Company is not involved in any legal proceedings which are not in the ordinary course of business.

Employment Agreements
As of September 30, 2019, the Company has employment agreements with 3 of its employees, with no specified term. These agreements provide for a base salary, along with general medical and dental benefits.

Operating Leases
In April 2013, the Company signed a five-year lease agreement for office space located at One Penn Plaza, New York, New York containing approximately 2,280 net rentable square feet with a term commencing in August 2013 which expired in August 2018. The base rent was subject to annual increases beginning on August 9, 2014 as defined in the lease agreement. The Company did not renew the lease for One Penn Plaza, New York, New York and was refunded the security deposit of $34,913 in October 2018.

In June 2018, the Company signed a lease agreement for office space located at 47 Maple Street, Summit, New Jersey. The base rent is $895 as defined in the lease agreement and is now under a month to month arrangement.

In June 2019, the Company signed a twelve- month lease agreement for office space located at 601 Heritage Drive, Jupiter, Florida, commencing July 1, 2019 and terminating on June 30, 2020. The base rent is $1,095 as defined in the lease agreement and is subject to annual increases should the lease be renewed.

6. RELATED PARTY AND EXPENSE SHARING AGREEMENT

The Company has an Expense Sharing Agreement (the "Agreement") in place with the Parent and JCRA Canada, Inc. whereby one party pays certain administrative expenses, such as insurance, on behalf of its affiliates for which the party paying the expense is reimbursed. Additionally, the Company and its affiliate may, from time to time, work collaboratively whereby the Parent or the Company provides pricing and consultancy support to its affiliates, and will charge the Company for chargeable and recoverable hours worked, in accordance with the terms of the Agreement. The Company or its affiliates reimburses the Parent or the Company as the case may be for these expenses, and they have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition.

In the ordinary course of business, the Company's employees may incur expenditures relating to services performed for the Company. As of September 30, 2019, amounts not yet reimbursed have been included in Accounts Payable to Related Parties on the accompanying statement of financial condition, in the amount of $118,635 and an Accounts Receivable from Related Party in the amount of $646,044.

(IN U.S. DOLLARS)

7. ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

8. SUBSQUENT EVENTS

On November 13, 2019 the Company obtained approval of the change of ownership of its parent company, JCRA Group Limited, a UK company, by Chatham Financial Corp. ("Chatham"), a U.S. domestic corporation. This transaction will result in the Company being 100% owned by Chatham. To facilitate this transaction, Chatham, through its subsidiary, Chatham Financial Europe, Ltd. ("Chatham Europe") acquired the entire share capital of Ensco 1240 Limited ("Ensco 1240") and its subsidiaries, which includes the Company. Through Ensco 1240, the JCRA Group is owned 63.4% by the Parent's management/employees and 36.6% by Connection Capital LLP (Gateley Custodian & Nominee Services Limited), a private equity firm that invested in the Parent in 2017 as part of a management buyout ("Connection Capital"). The current ownership structure of the Company was approved by FINRA in a CMA filed and approved in 2017. This acquisition allowed Connection Capital and certain employee shareholders who wish to retire to exit their investments in the Parent. Exiting shareholders will be paid fully in cash. Certain other shareholder employees who remain with the business will receive a combination of cash and Chatham stock. Chatham's presence as a strategic owner will stabilize the Company's capital structure long-term. Chatham through Chatham Europe shall replace Gateley and the Parent's employees in the indirect ownership chain, with the ownership chain unchanged from Ensco 1240 to the Company. No external financing shall be required by Chatham or Chatham Europe, with the funding obligations required to purchase the shares of Ensco 1240 Limited to be provided by Chatham from its existing cash on hand. The aggregate consideration to be paid to selling shareholders at closing is expected to be approximately £29 million.

Chatham is a privately-owned Pennsylvania corporation with approximately 600 employees worldwide that was founded in 1991. Chatham's headquarters is located in Kennett Square, Pennsylvania, with offices in Denver, London, Singapore, Melbourne and Krakow. Chatham's primary business worldwide is providing clients with advisory services and technology solutions to manage interest rate, commodity and foreign currency risks inherent in the client's balance sheet and to assist its clients in arranging hedging positions to offset those risks. Chatham also provides clients technology solutions with respect to our services and delivers the technology to clients via web-based software as a service (or "SaaS") platform.

JCRA FINANCIAL LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2019

JCRA Financial LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended September 30, 2019 without exception.

Signature:
Gina Sullivan, Managing Member

12



CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members of
JCRA Financial LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) JCRA Financial LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JCRA Financial LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) JCRA Financial LLC stated that JCRA Financial LLC met the identified exemption provision throughout the most recent fiscal year without exception. JCRA Financial LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JCRA Financial LLC 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
November 20, 2019

535 Fifth Avenue, 30th Floor, New York, NY 10017   212.785.9700